SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 11, 2009

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on March 11, 2009 on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk/listedco/listconews/sehk/20090311/LTN20090311279.pdf  with respect to the profit warning resulting from the fact that the financial results of the Company for the year ended 31 December 2008 will be further affected by a provision to be made for the impairment loss of the relevant fixed assets of the Company.  An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: March 11, 2009

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

PROFIT WARNING

This announcement is made by China Southern Airlines Company Limited (the "Company") pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board (the "Board") of directors (the "Directors") of the Company and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

The Board wishes to inform the shareholders of the Company and potential investors that the financial results of the Company for the year ended 31 December 2008 will be further affected by a provision to be made for the impairment loss of the relevant fixed assets of the Company, based on preliminary assessment of the condition of provision made for impairment loss for assets of the Company.

Pursuant to the requirement under the "China Accounting Standards for Business Enterprises", the Company is required to conduct impairment tests on the assets of the Company when it prepares its annual financial reports. Accordingly, a provision will be made for the impairment loss of the relevant fixed assets of the Company, as a result of the proposed displacement of some old aircraft and the decrease in the market price of aircraft caused by the global financial crisis. It is preliminary estimated that the provision for impairment loss for such fixed assets will, to some extent, have a negative impact on the 2008 financial results of the Company. The Board considers that as the impairment loss is a non-cash item, it will not seriously affect the cash flow of the Company. The operation of the Company remains stable.

The Company is still in the process of preparing its annual results for the year ended 31 December 2008. Information contained in this announcement is based on unaudited financial information which is subject to audit by the Company's independent auditor. Shareholders of the Company and potential investors are advised to read carefully the Company's annual results announcement for the year ended 31 December 2008 which is expected to be published in April 2009.

Shareholders of the Company and potential investors are advised to exercise caution in dealing in shares of the Company.

By order of the Board

China Southern Airlines Company Limited